UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2025

Commission File Number 001-41665

ARB IOT GROUP LIMITED

(Translation of registrant’s name into English)

Level 39, Marina Bay Financial Centre Tower 2,

10 Marina Boulevard, 018983 Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On May 14, 2025, an Extraordinary General Meeting of Members (the “Meeting”) of ARB IOT Group Limited (the “Company”) was held at 9:00 a.m. Malaysia time (May 13, 2025, at 9:00 p.m. Eastern Time) at No. 17-03, Q Sentral 2A, Jalan Stesen Sentral 2, Kuala Lumpur Sentral, 50470 Kuala Lumpur, Wilayah Persekutuan, Malaysia, pursuant to notice duly given.

Shareholders of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), as of the close of business on April 11, 2025 (the “Record Date”), were entitled to receive notice of and vote at the Meeting or any adjournment or postponement thereof. As of the Record Date, there were 26,437,500 Ordinary Shares issued and outstanding. A total of 15,716,134 Ordinary Shares (59.45%), constituting a quorum, were present in person or by valid proxies at the Meeting.

The shareholders voted on one proposal at the Meeting. The proposal was described in detail in the Company’s notice and proxy statement dated April 17, 2025, the relevant portions of which are incorporated herein by reference. At the Meeting, the shareholders adopted the following resolution:

(a)	a share consolidation of the Company’s issued and unissued Ordinary Shares be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 365 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(b)	and in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
15,675,102	39,467	1,565

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-285785) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2025	ARB IOT GROUP LIMITED

	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

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